Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

Two big steps forward and Growing together John Koelmel President and CEO Peyton R. Patterson Chairman & CEO Officer Meeting August 19, 2010 Omni New Haven

2 "In connection with the proposed merger, First Niagara Financial Group, Inc. ("FNFG") will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings." FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph. Forward Looking Statements Statements contained herein that are not based on historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events."

3 Welcome! The purpose of today's meeting Introduce you to First Niagara Explain the strategic rationale for bringing our two banks together Underscore the benefits of our combined new company Give you the opportunity to ask questions Have a drink and toast our future together!

4 Two strong, growing companies Together, we have found a unique way to accelerate our growth... ....while preserving what has made us distinct in our markets for a combined 300-plus years

5 Strong strategic fit Both NewAlliance and First Niagara Put our customers' interests first Have a deep commitment to community investment Manage risk responsibly Are well capitalized and operate from a position of strength Are recognized as stand-out banks in our respective regions Like-minded leadership & shared community bank traditions

Two banks with similar histories



First Niagara Bank Acquisitions
Albion Banc Corp. (Albion Federal Savings and Loan), CNY Financial Corporation (Cortland Savings Bank) Iroquois Bancorp, Inc. (Cayuga Bank)
Finger Lakes Bancorp
Troy Financial Corporation
Hudson River Bancorp
Greater Buffalo Savings
Purchase of 57 National City branches
Acquisition of Harleysville National Bank
2000
2003
2004
2005
2006
2007
2008
2009
Savings Bank of Manchester (Connecticut Bancshares Inc.) Tolland Bank (Alliance Bancorp of New England)
Cornerstone Bank (Cornerstone Bancorp, Inc.)
Westbank Corporation Trust Company of CT CT Investment Management, Inc
NewAlliance Acquisitions

NewAlliance Bank do your thing
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FIRST NIAGARA
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7 Together, we're a Regional Powerhouse 7 FNFG NAL Four state footprint $30 billion in assets $20 billion in deposits $15 billion in loans 344 branches 25th largest U.S. bank Premier banking franchise in the Northeast PA NY MA CT

8 Introducing.... John Koelmel President and CEO 8

9 A great customer experience driven by great people First Niagara: what we're all about

10 First Niagara: what we're all about First Niagara Financial Group, Inc. (NASDAQ:FNFG) holding company for First Niagara Bank, N.A. $20 billion in assets, 254 branches and $14 billion in deposits Founded in 1870 as Farmers and Mechanics Savings Bank Operated as Lockport Savings Bank until 2001 3,800 employees* Offering a range of consumer and commercial banking and financial services *as of 6/30/10

11 Our corporate strategy

12 Committed to Community Leadership

13 Bringing our two banks together What excites us.... Union of two great banks at high points in our long histories Unique growth opportunities for both franchises A Top Tier U.S. Bank - 25th largest in Nation; 11th in the Northeast No overlap in footprint; NewAlliance branches to be rebranded as First Niagara locations at transaction closing Large majority of NewAlliance's existing operation will continue to operate as the New England hub New England is a market we can grow substantially!

14 Bringing our two banks together How NewAlliance customers will benefit Substantially broader range of products and services More choices about where, when and how to access our services Continued commitment to local decision-making Steadfast pledge to continue lending; to be flexible; to be there for business customers during difficult times

15 Bringing our two banks together How NewAlliance communities will benefit Dedication to exceed the level of resources and activity devoted to CT and MA currently NewAlliance Foundation remains independent, focused on same territory First Niagara Foundation extends its grant-making into New England Commitment to exceed NewAlliance's current sponsorship levels

16 Bringing our two banks together How YOU will benefit Broader job options and opportunities with a growing bank Incentive-based compensation that rewards individual, team and company growth Better professional tools and training Plans to grow the workforce across CT, MA and New England overall Redundancies minimized due to out of market combination No changes until the completion of the transaction, expected in 2nd Quarter 2011, subject to regulatory and shareholder approval

17 Let's hear from you.... Questions? 17

Two big steps forward and Growing together Peyton R. Patterson Chairman & CEO John Koelmel President and CEO